                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                     TELESYSTEM INTERNATIONAL WIRELESS INC.
                     --------------------------------------
                                (Name of issuer)

                 Subordinated Voting Shares, without par value
                 ---------------------------------------------
                         (Title of class of securities)

                                   879946309
                                 --------------
                                 (CUSIP number)

                        Highfields Capital Management LP
                         Attention: Kenneth H. Colburn
                              200 Clarendon Street
                                   51st Floor
                                Boston, MA 02116
                                 (617) 850-7570
-------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                February 2, 2002
            -------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ] .

                       (Continued on the following pages)

                              (Page 1 of 11 Pages)
________________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 879946309             13D                         Page 2 of 11 Pages

                          1  NAME OF REPORTING PERSONS
                             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             Highfields Capital Management LP
---------------------------------------------------------------------------------------------------------------------------

                          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                                      (b) [_]
---------------------------------------------------------------------------------------------------------------------------

                          3  SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------------

                          4  SOURCE OF FUNDS

                             WC
---------------------------------------------------------------------------------------------------------------------------

                          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                             [_]
---------------------------------------------------------------------------------------------------------------------------

                          6  CITIZENSHIP OR PLACE OF ORGANIZATION

                             Delaware
---------------------------------------------------------------------------------------------------------------------------


         NUMBER OF             7   SOLE VOTING POWER

          SHARES                   1,143,055  (891,039 upon conversion of the Units and 252,016 upon conversion of the ESDs.)

       BENEFICIALLY          ------------------------------------------------------------------------------------------------

         OWNED BY              8   SHARED VOTING POWER

           EACH                    None
                             ------------------------------------------------------------------------------------------------
         REPORTING
                               9   SOLE DISPOSITIVE POWER
          PERSON
                                   1,143,055  (891,039 upon conversion of the Units and 252,016 upon conversion of the ESDs.)
           WITH              ------------------------------------------------------------------------------------------------

                               10  SHARED DISPOSITIVE POWER

                                   None
---------------------------------------------------------------------------------------------------------------------------

                         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,143,055  (891,039 upon conversion of the Units and 252,016 upon conversion of the ESDs.)
---------------------------------------------------------------------------------------------------------------------------

                         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

---------------------------------------------------------------------------------------------------------------------------

                         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             6.86%
---------------------------------------------------------------------------------------------------------------------------

                         14  TYPE OF REPORTING PERSON

                             PN
===========================================================================================================================

CUSIP No. 879946309             13D                         Page 3 of 11

                          1  NAME OF REPORTING PERSONS
                             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             Highfields GP LLC
---------------------------------------------------------------------------------------------------------------------------

                          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                                      (b) [_]
---------------------------------------------------------------------------------------------------------------------------

                          3  SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------------

                          4  SOURCE OF FUNDS

                             AF
---------------------------------------------------------------------------------------------------------------------------

                          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                             [_]
---------------------------------------------------------------------------------------------------------------------------

                          6  CITIZENSHIP OR PLACE OF ORGANIZATION

                             Delaware
---------------------------------------------------------------------------------------------------------------------------


         NUMBER OF           7   SOLE VOTING POWER

          SHARES                 1,143,055  (891,039 upon conversion of the Units and 252,016 upon conversion of the ESDs.)

       BENEFICIALLY        ------------------------------------------------------------------------------------------------

         OWNED BY            8   SHARED VOTING POWER

           EACH                  None
                           ------------------------------------------------------------------------------------------------
         REPORTING
                             9   SOLE DISPOSITIVE POWER
          PERSON
                                 1,143,055  (891,039 upon conversion of the Units and 252,016 upon conversion of the ESDs.)
           WITH            ------------------------------------------------------------------------------------------------

                             10  SHARED DISPOSITIVE POWER

                                 None

---------------------------------------------------------------------------------------------------------------------------

                         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,143,055  (891,039 upon conversion of the Units and 252,016 upon conversion of the ESDs.)

---------------------------------------------------------------------------------------------------------------------------

                         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

---------------------------------------------------------------------------------------------------------------------------

                         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             6.86%
---------------------------------------------------------------------------------------------------------------------------

                         14  TYPE OF REPORTING PERSON

                             OO
===========================================================================================================================

CUSIP No. 879946309             13D                         Page 4 of 11

                          1  NAME OF REPORTING PERSONS
                             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             Jonathon S. Jacobson
---------------------------------------------------------------------------------------------------------------------------

                          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                                      (b) [_]
---------------------------------------------------------------------------------------------------------------------------

                          3  SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------------

                          4  SOURCE OF FUNDS

                             AF
---------------------------------------------------------------------------------------------------------------------------

                          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                             [_]
---------------------------------------------------------------------------------------------------------------------------

                          6  CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States
---------------------------------------------------------------------------------------------------------------------------


         NUMBER OF           7   SOLE VOTING POWER

          SHARES                 1,143,055  (891,039 upon conversion of the Units and 252,016 upon conversion of the ESDs.)

       BENEFICIALLY        ------------------------------------------------------------------------------------------------

         OWNED BY            8   SHARED VOTING POWER

           EACH                  None
                           ------------------------------------------------------------------------------------------------
         REPORTING
                             9   SOLE DISPOSITIVE POWER
          PERSON
                                 1,143,055  (891,039 upon conversion of the Units and 252,016 upon conversion of the ESDs.)
           WITH            ------------------------------------------------------------------------------------------------

                             10  SHARED DISPOSITIVE POWER

                                 None
---------------------------------------------------------------------------------------------------------------------------

                         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,143,055  (891,039 upon conversion of the Units and 252,016 upon conversion of the ESDs.)
---------------------------------------------------------------------------------------------------------------------------

                         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

---------------------------------------------------------------------------------------------------------------------------

                         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             6.86%
---------------------------------------------------------------------------------------------------------------------------

                         14  TYPE OF REPORTING PERSON

                             IN
===========================================================================================================================

CUSIP No. 879946309             13D                         Page 5 of 11

                          1  NAME OF REPORTING PERSONS
                             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             Richard L. Grubman
---------------------------------------------------------------------------------------------------------------------------

                          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                                      (b) [_]
---------------------------------------------------------------------------------------------------------------------------

                          3  SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------------

                          4  SOURCE OF FUNDS

                             AF
---------------------------------------------------------------------------------------------------------------------------

                          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                             [_]
---------------------------------------------------------------------------------------------------------------------------

                          6  CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States
---------------------------------------------------------------------------------------------------------------------------


         NUMBER OF           7   SOLE VOTING POWER

          SHARES                 1,143,055  (891,039 upon conversion of the Units and 252,016 upon conversion of the ESDs.)

       BENEFICIALLY        ------------------------------------------------------------------------------------------------

         OWNED BY            8   SHARED VOTING POWER

           EACH                  None
                           ------------------------------------------------------------------------------------------------
         REPORTING
                             9   SOLE DISPOSITIVE POWER
          PERSON
                                 1,143,055  (891,039 upon conversion of the Units and 252,016 upon conversion of the ESDs.)
           WITH            ------------------------------------------------------------------------------------------------

                             10  SHARED DISPOSITIVE POWER

                                 None

---------------------------------------------------------------------------------------------------------------------------

                         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,143,055  (891,039 upon conversion of the Units and 252,016 upon conversion of the ESDs.)
---------------------------------------------------------------------------------------------------------------------------

                         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

---------------------------------------------------------------------------------------------------------------------------

                         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             6.86%
---------------------------------------------------------------------------------------------------------------------------

                         14  TYPE OF REPORTING PERSON

                             IN
===========================================================================================================================

CUSIP No. 879946309             13D                         Page 6 of 11


                          1  NAME OF REPORTING PERSONS
                             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             Highfields Capital Ltd.
-------------------------------------------------------------------------------------------------------------------------

                          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                                      (b) [_]
-------------------------------------------------------------------------------------------------------------------------

                          3  SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------------

                          4  SOURCE OF FUNDS

                             WC
-------------------------------------------------------------------------------------------------------------------------

                          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                             [_]
-------------------------------------------------------------------------------------------------------------------------

                          6  CITIZENSHIP OR PLACE OF ORGANIZATION

                             Cayman Islands
-------------------------------------------------------------------------------------------------------------------------


         NUMBER OF           7   SOLE VOTING POWER

          SHARES                 817,339  (637,234 upon conversion of the Units and 180,105 upon conversion of the ESDs.)

       BENEFICIALLY        ----------------------------------------------------------------------------------------------

         OWNED BY            8   SHARED VOTING POWER

           EACH                  None
                           ----------------------------------------------------------------------------------------------
         REPORTING
                             9   SOLE DISPOSITIVE POWER
          PERSON
                                 817,339  (637,234 upon conversion of the Units and 180,105 upon conversion of the ESDs.)
           WITH            ----------------------------------------------------------------------------------------------

                             10  SHARED DISPOSITIVE POWER

                                 None
-------------------------------------------------------------------------------------------------------------------------

                         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             817,339  (637,234 upon conversion of the Units and 180,105 upon conversion of the ESDs.)
-------------------------------------------------------------------------------------------------------------------------

                         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

-------------------------------------------------------------------------------------------------------------------------

                         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             5.01% (calculated assuming only Highfields Capital Ltd. converted its Units and ESDs.)
-------------------------------------------------------------------------------------------------------------------------

                         14  TYPE OF REPORTING PERSON

                             PN
=========================================================================================================================

CUSIP No. 879946309             13D                         Page 7 of 11

    This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D, filed on January 17, 2002 (the "Schedule 13D"). Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Schedule 13D.

    This filing of Amendment No. 1 is not, and should not deemed to be construed as, an admission that the Schedule 13D or that any amendment thereto is required to be filed.

Item 1.      Security and Issuer.
             -------------------

     The securities to which this statement relates are the Subordinate Voting Shares, without par value (the "Shares"), of Telesystem International Wireless Inc., a company incorporated under the laws of Canada (the "Company"). The principal executive offices of the Company are located at 1000 de la Gauchetiere Street West, 16th Floor, Montreal, Quebec, H3B 4W5. The beneficial ownership of Shares by the Reporting Persons results from the Reporting Persons' ownership of Units and ESDs. One Unit is currently convertible into 0.2 Shares and each Cdn $1000 principal amount of ESDs is convertible into 9.18528421 Shares by the holder thereof upon maturity of the ESDs on February 15, 2002.

Item 4.    Purpose of Transaction.
           ----------------------

    The information set forth in Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

    The Shares into which the Units and the ESDs may be converted that are reported in this filing were purchased and held in the ordinary course of business and for investment purposes only on behalf of the Funds, over which Highfields Capital Management has sole discretionary investment and voting power.

    Based on a review of publicly available information (the "Publicly Available Information"), including, without limitation, the Press Release of the Company dated November 29, 2001, a Schedule 13E-4F filed with the SEC on November 29, 2001 (as amended from time to time), a Form F-80 and Schedule 13E-4F filed with the SEC on December 11, 2001 (as amended from time to time), and Schedules 13D and 13G filed by participants in the restructuring of the Company (the "Restructuring") on December 10, 2001, December 11, 2001, December 18, 2001 and January 28, 2002, Highfields believes that the Restructuring is not in the best interests of the Company's securityholders, including holders of Units and ESDs. In particular, Highfields believes that the Restructuring and its constituent elements are oppressive and prejudicial to, and unfairly disregard the rights and interests of, Highfields and other independent holders of Units and ESDs, and confers upon certain insiders collateral benefits not available to others.

    On a number of occasions since November 29, 2001, representatives of Highfields have met with management of the Company in person or by telephone to indicate its opposition to the Restructuring. Furthermore, by letter dated December 20, 2001 (a copy of which has been previously attached as an exhibit to this Schedule 13D), Highfields notified the Company of its belief that, based on its

CUSIP No. 879946309             13D                         Page 8 of 11

understanding of the Restructuring as described in the Publicly Available Information, the Restructuring (including certain prior transactions disclosed between the Company and certain of its affiliates and/or selected securities holders) conferred improper benefits upon certain insiders and management to the detriment of holders of the Units and ESDs, and materially reduced the value of Shares, Units and ESDs held by members of the public, including Highfields. In this letter, Highfields also expressed its concern regarding the coercive nature of certain elements of the Restructuring.

    By letter dated January 15, 2002, to the Company (a copy of which has been previously attached as an exhibit to this Schedule 13D), Highfields expressed additional and further opposition to the Restructuring, and indicated that, in its opinion, the existing disclosure regarding the relationships and benefits of the Company's affiliates and certain insiders in connection with the Restructuring and the circumstances surrounding and the terms and provisions of the Company's convertible loan to ClearWave (the "ClearWave Loan") were not adequately disclosed in the Publicly Available Information. Highfields also informed the Company of its intention to immediately commence legal proceedings to enjoin aspects of the Restructuring.

    Also on January 16, 2002, Highfields delivered a letter (a copy of which has been previously attached as an exhibit to this Schedule 13D) to Computershare Trust Company of Canada, in its capacity as Unit Agent under the certain Unit Indenture dated January 15, 2001 governing the ESDs.

    According to the Publicly Available Information, Highfields believes that the Company has structured the Restructuring in such a way, and has availed itself of certain Canadian statutory financial hardship exemptions, to avoid having to obtain any shareholder approval. Accordingly, since there will be no vote of shareholders, Unit holders and/or holders of ESDs with respect to the Restructuring, Highfields intends to oppose the proposed Restructuring through all available means, and to that end is prepared to enforce and defend its rights as a holder of Units and ESDs to the fullest extent of the law, including instituting legal proceedings in courts of law.

    On January 16, 2002, Highfields made an application to the Ontario Superior Court seeking to restrain the Company's bid for the Units (the "Unit Bid"). In its decision on February 2, 2002, the Court found that the Company had offered "illegal collateral benefits to certain of the Unit holders in order to lock up their Units ... and structured the bid to take advantage of the Deemed Exchange provisions of the Unit Indenture so as to make the Bid coercive against the other Unit holders, and by doing so in this way [the Company] has acted in a manner that is oppressive to the other Unit holders." As a result of the Court's finding, the Company was restrained from taking up and paying for any Units tendered pursuant to the Unit Bid other than the Units of the Caisse de depot et placement du Quebec, Telesystem Ltd. and Rogers Telecommunications (Quebec) Inc. (the "Committed Unit Holders"). Moreover, the deemed exchange provisions of the Unit Indenture were declared by the Court to be null and void.

    The Company has undertaken, and was directed by the Court, to allow any Unit holder other than the Committed Unit Holders who has tendered its Units on or before February 4, 2002

CUSIP No. 879946309             13D                         Page 9 of 11

to withdraw such Units. A date will be fixed in compliance with applicable securities regulations for Unit holders other than the Committed Unit Holders to tender their Units pursuant to an amended bid providing to all Unit holders a pro rata share of the collateral benefits previously made available only to certain insiders. The steps to be taken by the Company will be after providing disclosure to be passed on by the securities commissions to the extent it is within their jurisdiction.

    Highfields believes that these developments and the terms of any new Unit Bid, as well as the response of the Unit holders to any such amended bid, are material to an assessment of the value of the consideration being offered to holders of the ESDs in the Restructuring (the "ESD Offer"). Accordingly, Highfields is seeking to cause the Company to modify its disclosure and extend the ESD Offer in order to allow holders the opportunity to consider this new information and to make an informed decision with respect to the ESD Offer.

     In addition to the foregoing, Highfields may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Company, and Highfields reserves the right, subject to applicable law, (i) to hold its Shares (whether in the form of Units or ESDs or otherwise) as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Shares, Units and/or ESDs or otherwise), (ii) to acquire beneficial ownership of additional Shares, Units or ESDs in the open market, in privately negotiated transactions or otherwise,
(iii) to dispose of all or part of its holdings of Shares, Units or ESDs, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this
Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4. Highfields' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, market activity in the Shares, Units and ESDs, an evaluation of the Company and its prospects (including ClearWave and its prospects), general market and economic conditions, conditions specifically affecting Highfields and other factors which Highfields may deem relevant to its investment decisions.

     Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares, Units and ESDs. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

CUSIP No. 879946309             13D                         Page 10 of 11

                                   SIGNATURES

     After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date:    February 4, 2002        HIGHFIELDS CAPITAL MANAGEMENT LP
         ----------------

                                 By:  Highfields GP LLC, its General Partner

                                  /s/ Kenneth H. Colburn
                                 --------------------------------------------
                                                Signature

                                 Kenneth H. Colburn, Authorized Signatory
                                 ----------------------------------------
                                                Name/Title


                                 HIGHFIELDS GP LLC

                                  /s/ Kenneth H. Colburn
                                 --------------------------------------------
                                                Signature

                                 Kenneth H. Colburn, Authorized Signatory
                                 ----------------------------------------
                                                Name/Title


                                 JONATHON S. JACOBSON

                                  /s/ Kenneth H. Colburn
                                 --------------------------------------------
                                                Signature

                                 Kenneth H. Colburn, Attorney-in-fact
                                 ------------------------------------
                                                Name/Title


                                 RICHARD L. GRUBMAN

                                  /s/ Kenneth H. Colburn
                                 --------------------------------------------
                                                Signature

                                 Kenneth H. Colburn, Attorney-in-fact
                                 ------------------------------------
                                                Name/Title

CUSIP No. 879946309             13D                         Page 11 of 11

                                 HIGHFIELDS CAPITAL LTD,

                                 By:  Highfields Capital Management LP, its
                                 Investment Manager and Attorney-in-fact

                                 By:  Highfields GP LCC, its General Partner

                                  /s/ Kenneth H. Colburn
                                 --------------------------------------------
                                                Signature

                                 Kenneth H. Colburn, Authorized Signatory
                                 ----------------------------------------
                                                Name/Title